Exhibit 99.2

Press Release

HARVEST OPERATIONS CORP. ANNOUNCES CLOSING OF U.S. $630 MILLION
2.125% SENIOR NOTE OFFERING AND REDEMPTION OF THE 7.50% CONVERTIBLE
UNSECURED SUBORDINATED DEBENTURES DUE MAY 2015

CALGARY, ALBERTA – MAY 14TH, 2013: - Harvest Operations Corp. (“Harvest” or the “Company”) (TSX:HTE.DB.G) announced today that it has completed its offering of US$630 million aggregate principal amount of senior unsecured 2.125% notes due 2018 (the "Notes").

The Notes are unconditionally and irrevocably guaranteed by Harvest’s parent company Korea National Oil Corporation (“KNOC”). The Notes have been rated A1/A+ by Moody’s Investors Service and Standard & Poor’s Rating Services, respectively.

Harvest plans to use the net proceeds to repay in full Harvest’s borrowings of U.S. $390 million under its U.S. $400 million senior unsecured credit facility and for the purpose of the redemption of the 7.50% convertible unsecured subordinated debentures (the “2015 Debentures”) described below.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act. The offering was made solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A under the Act, or to certain persons outside of the United States pursuant to Regulation S under the Act. The Notes have been registered on the Singapore Exchange.

This press release is neither an offer to sell nor a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Harvest is also pleased to announce that on June 13, 2013 (the “Redemption Date”) it will redeem the aggregate $236,579,000 principal amount outstanding of its 2015 Debentures scheduled to mature on May 31, 2015. The 2015 Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol HTE.DB.G.

Upon redemption, Harvest will pay to the holders of 2015 Debentures the redemption price equal to the outstanding principal amount of the 2015 Debentures to be redeemed together with all accrued and unpaid interest thereon up to, but excluding the Redemption Date, for a total of $1,002.6712 per $1,000 principal amount of 2015 Debentures. The 2015 Debentures will cease to bear interest from and after the Redemption Date.

The redemption will be effected in accordance with the terms and definitions of the trust indenture and supplemental indenture governing the 2015 Debentures.

Harvest expects that holders would no longer want to convert debentures as the conversion price of $10 cash replaced the conversion into trust units. A holder who converts any Harvest debentures today will receive, in exchange for their converted debentures, a cash payment that is less than the principal amount converted. Holders of debentures are urged to consult their own financial advisors with respect to any conversion or other investment decisions in respect of their debentures.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2of 2	May 14, 2013

Debenture holders who are not directly the registered holder of Harvest debentures should contact the financial institution, broker or other intermediary through which they hold their debentures to discuss the receipt of their redemption proceeds.

CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with the exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments. Harvest's outstanding debentures are traded on the TSX under the symbol HTE.DB.G.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with the storage of petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca